RE Investment Corporation and Subsidiary
(A Wholly-Owned Subsidiary of NRECA United, Inc.)

Consolidated Financial Statements and Supplemental Information
Years Ended December 31, 2015 and 2014

Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934